Filed by Western Sierra Bancorp pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Western Sierra Bancorp

Commission File No.: 000-25979

May 8, 2006

Dear Western Sierra Bancorp Shareholder:

You have previously received proxy materials in connection with the special meeting of shareholders of Western Sierra Bancorp to be held on Tuesday, May 30, 2006. According to our latest records, your PROXY VOTE for this meeting HAS NOT BEEN RECEIVED.

Western Sierra Bancorp is asking shareholders to vote on Proposal 1: to approve the principal terms of the Agreement and Plan of Reorganization by and among Umpqua Holdings Corporation, Umpqua Bank, Western Sierra Bancorp, Western Sierra National Bank, Auburn Community Bank, Central California Bank and Lake Community Bank and Proposal 2: to approve an adjournment or postponement of the special meeting if necessary to solicit additional proxies.

Since the required vote to approve the merger is a two-thirds affirmative vote of all shares outstanding and eligible to vote, if you do not instruct your broker how to vote your shares will not be voted, which will have the same effect as a vote against the Merger. After careful consideration, your board of directors has determined that the Merger is fair to and in the best interests of Western Sierra Bancorp and its shareholders, and unanimously recommends that you vote “FOR” approval of the Merger proposal.

Regardless of the number of shares you own, it is important that they be represented at the meeting. Your vote matters to us and we need your support. Please vote your shares now so that your vote can be counted without delay.

We strongly encourage you to vote your shares today. Voting is easy. You may utilize one of the options below to ensure that your vote is promptly recorded in time for the Meeting:

1.               VOTE BY TOUCHTONE PHONE:   You may cast your vote by calling the toll-free number on the enclosed proxy card. Using your control number located on your proxy card, cast your ballot.

2.               VOTE THROUGH THE INTERNET:   You may cast your vote using the Internet by logging into the Internet address located on the enclosed proxy card at www.proxyvote.com and following the instructions on the website.

3.               VOTE BY MAIL:  You may cast your vote by mail by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

If you have any questions relating to the special meeting or voting your shares, you may call our proxy specialists toll-free at 800-314-9816 and ask for extension 112 between the hours of 8:00 a.m. and 10:00 p.m. Monday through Friday Eastern time. You may also contact this number to request additional proxy materials.

Thank you in advance for your support.

Sincerely,

Patrick J. Rusnak
Executive Vice President/Chief Operating Officer

IF YOU HAVE RECENTLY MAILED YOUR PROXY,

PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST

This information may be deemed to be offering or solicitation materials of Umpqua Holdings Corporation and Western Sierra Bancorp in connection with the proposed acquisition of Western Sierra with and into Umpqua. Shareholders are urged to read the joint proxy statement/prospectus that is found in the registration statement on Form S-4, which Umpqua has filed with the SEC in connection with the proposed transaction, because it contains important information about Umpqua, Western Sierra, the transaction and related matters. The directors and executive officers of Umpqua and Western Sierra may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua’s and Western Sierra’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus that is now on file with the SEC. All documents filed with the SEC are available for free, on the SEC web site (http://www.sec.gov), on Umpqua’s web site (http://www.umpquaholdingscorp.com) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, One SW Columbia Street, Suite 1200, Portland, OR 97258, and from Western Sierra by directing a request to Western Sierra Bancorp, Investor Relations, 4080 Plaza Goldorado Circle, Cameron Park, CA 95682.